UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): April 16, 2026

GigCapital7 Corp.

(Exact name of Registrant as specified in its charter)

Cayman Islands	001-42262	98-1790710
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1731 Embarcadero Rd., Suite 200

Palo Alto, CA 94303

(Address of principal executive offices)

(650) 276-7040

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one redeemable warrant	GIGGU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	GIG	The Nasdaq Stock Market LLC
Redeemable warrants, each full warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	GIGGW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As GigCapital7 Corp., a Cayman Islands exempted company (“GigCapital7”), previously disclosed in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 29, 2025, GigCapital7 entered into a Business Combination Agreement (the “Business Combination Agreement”), dated as of September 27, 2025, by and among GigCapital7, MMR Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of GigCapital7 (“Merger Sub”), and Hadron Energy, Inc., a Delaware corporation (the “Company”), pursuant to which, among other things and subject to the terms and conditions contained therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Company”). The Business Combination Agreement was subsequently amended by the First Amendment to Business Combination Agreement, dated as of December 12, 2025, by and among GigCapital7, Merger Sub, and the Company (the “First Amendment”).

The Business Combination Agreement provides that the Aggregate Merger Consideration (as such term is defined in the Business Combination Agreement) to be issued for the securities of the Company shall be equal to (a)(i) the “Public Company (Pre-Capital Raise) Valuation” of $1,200,200,000, divided by (b) $10.59, less (b) 13,333,333 shares of Domesticated Purchaser Common Stock (as such term is defined in the Business Combination), or a total of 100,000,000 shares of Domesticated Purchaser Common Stock, which at a nominal value of $10.00 per share would have a valuation for the Company of $1 billion. On April 16, 2026, GigCapital7, Merger Sub, and the Company entered into a Second Amendment to Business Combination Agreement (the “Second Amendment”), which amends the Business Combination Agreement to (a) adjust the valuation of the Company and (b) extend the Outside Date. The Second Amendment amends the definition of “Public Company (Pre-Capital Raise) Valuation” set forth in Article X of the Business Combination Agreement to mean $776,599,997, which has the effect of reducing the Aggregate Merger Consideration to be issued for the securities of the Company to 60,000,000 shares of Domesticated Purchaser Common Stock, which at a nominal value of $10.00 per share would have a valuation for the Company of $600 million. The Second Amendment also amends Section 8.01(c) of the Business Combination Agreement to replace the date “April 30, 2026” with the date “May 31, 2026.” As a result, all references to the “Outside Date” in the Business Combination Agreement now refer to May 31, 2026. Other than as modified by the Second Amendment, all terms, conditions, and provisions of the Business Combination Agreement, as previously amended, remain in full force and effect.

The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amendment, a copy of which is filed as Exhibit 2.1 to this Current Report and is incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On April 16, 2026, GigCapital7 issued an amended and restated unsecured convertible promissory note (the “Amended and Restated Working Capital Note”) in the principal amount of $293,000.00 to GigAcquisitions7 Corp., a Cayman Islands exempted company (the “Sponsor”). The Amended and Restated Working Capital Note amends, restates, supersedes and replaces that certain unsecured convertible promissory note dated January 30, 2026, in the principal amount of $148,000 previously issued by GigCapital7 to the Sponsor (the “Prior Note”). The Company issued the Amended and Restated Working Capital Note in consideration for a loan from the Sponsor to fund GigCapital7’s working capital requirements. The Amended and Restated Working Capital Note is convertible at the Sponsor’s election upon the consummation of the initial business combination. Upon such election, the convertible note will convert, at a price of $10.00 per unit, into units identical to the private placement units issued in connection with the Company’s initial public offering.

The Amended and Restated Working Capital Note bears no interest and is repayable in full upon the consummation of a business combination by GigCapital7, except that the Amended and Restated Working Capital Note may be converted, at the sole election of our Sponsor, into units of GigCapital7 at the consummation of GigCapital7’s initial business combination.

A copy of the Amended and Restated Working Capital Note is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. The disclosure as set forth in this Item 2.03 is intended to be a summary only and is qualified in its entirely by reference to such Note.

Item 7.01	Regulation FD Disclosure.

On April 20, 2026, GigCapital7 and the Company issued a joint press release announcing, among other things, the reduction in valuation of the Company (the “Press Release”). A copy of the Press Release is attached to this Current Report as Exhibit.

The information in this Item 7.01 (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing of GigCapital7 under the Securities Act, or the Exchange Act, regardless of any general incorporation language in such filings.

Item 8.01	Other Events.

Investor Presentation

In connection with the issuance of the Press Release, on April 20, 2026, GigCapital7 also made available an updated investor presentation reflecting the revised terms of the Business Combination Agreement, including the reduction of the Aggregate Merger Consideration to be issued for the securities of the Company to 60,000,000 shares of Domesticated Purchaser Common Stock, which at a nominal value of $10.00 per share would have a valuation for the Company of $600 million. A copy of the investor presentation is furnished as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

Supplement to the Proxy Statement

On April 15, 2026, GigCapital7 filed its proxy statement/prospectus (the “Proxy Statement”) for the solicitation of proxies in connection with the upcoming extraordinary general meeting (the “Extraordinary General Meeting”) to consider and vote on its proposed business combination (the “Business Combination”) and other matters as described in the registration statement and a prospectus relating to the offer of the securities to be issued to the stockholders of the Company in connection with the Business Combination.

GigCapital7 has decided to supplement the Proxy Statement (the “Proxy Supplement”) to provide updated information about the Second Amendment and the Amended and Restated Promissory Note. There is no change to the date, location, the record date, redemption deadline or any of the other proposals to be acted upon at the Extraordinary General Meeting.

Stockholders who have previously submitted their proxies or otherwise voted and who do not want to change their vote need not take any action. Stockholders as of the April 15, 2026, record date can vote, even if they have subsequently sold their shares. Stockholders who wish to withdraw their previously submitted redemption requests may do so prior to the Extraordinary General Meeting by requesting that the transfer agent return such shares prior to the Extraordinary General Meeting.

A copy of the Proxy Supplement is filed herewith as Exhibit 99.3 and is incorporated to herein by reference.

The information in this Item 8.01 (including Exhibits 99.2 and 99.3) is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1	Second Amendment to Business Combination Agreement, dated as of April 16, 2026, by and among GigCapital7 Corp., MMR Merger Sub, Inc., and Hadron Energy, Inc.

10.1	Amended and Restated Promissory Note, dated April 16, 2026

99.1	Press Release dated April 20, 2026

99.2	Investor Presentation, April 2026

99.3	Proxy Supplement, dated as of April 20, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 20, 2026	GIGCAPITAL7 CORP.

	By:	/s/ Dr. Avi S. Katz
	Name:	Dr. Avi S. Katz
	Title:	Chief Executive Officer

Exhibit 2.1

SECOND AMENDMENT TO BUSINESS COMBINATION AGREEMENT

This Second Amendment to Business Combination Agreement (this “Amendment”) is entered into as of April 16, 2026, by and among GigCapital7 Corp., a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to Closing) (“Purchaser”), MMR Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Purchaser (“Merger Sub”), and Hadron Energy, Inc., a Delaware corporation (the “Company,” and together with Purchaser and Merger Sub, the “Parties,” and each, a “Party”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, the Parties are parties to that certain Business Combination Agreement, dated as of September 27, 2025, as amended by that First Amendment to Business Combination Agreement dated December 12, 2025 (together, the “Business Combination Agreement” or “BCA”), pursuant to which the Company intends to merge with Merger Sub, with the Company surviving the merger as a wholly owned subsidiary of Purchaser;

WHEREAS, Section 9.10 of the BCA provides that the BCA may be amended, supplemented or modified only by execution of a written instrument signed by Purchaser and the Company;

WHEREAS, the Effective Time has not occurred as of the date hereof; and

WHEREAS, the Parties desire to amend the BCA to (a) adjust the valuation of the Company, and (b) extend the Outside Date, in each case as set forth herein.

NOW, THEREFORE, in consideration of the mutual promises and the covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

1. Amendment to definition of “Public Company (Pre-Capital Raise) Valuation”. The definition of “Public Company (Pre-Capital Raise) Valuation” set forth in Article X of the BCA is hereby amended and restated in its entirety as follows:

“Public Company (Pre-Capital Raise) Valuation” means $776,599,997 (Seven Hundred Seventy-Six Million Five Hundred Ninety-Nine Thousand Nine Hundred Ninety-Seven United States Dollars).

2. Amendment to Outside Date. Section 8.01(c) of the Business Combination Agreement is hereby amended by replacing the date “April 30, 2026” with the date “May 31, 2026”. All references to the “Outside Date” in the BCA shall be deemed to refer to May 31, 2026.

3. No Other Amendments. Except as expressly set forth in this Amendment, all terms, conditions and provisions of the BCA shall remain in full force and effect and are hereby confirmed and ratified. In the event of any conflict between the terms of this Amendment and the BCA, the terms of this Amendment shall control.

4. Interpretation. The rules of construction set forth in Section 9.12 of the BCA are incorporated herein by reference, mutatis mutandis.

5. Governing Law; Jurisdiction; Specific Performance. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction; provided that, for the avoidance of doubt, the Laws of the Cayman Islands shall also apply to and, as applicable, govern the Domestication. The provisions of Sections 9.06 and 9.08 of the BCA shall apply to this Amendment as if set forth herein in full.

6. Counterparts; Electronic Signatures. This Amendment may be executed and delivered (including by DocuSign or other electronic transmission) in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above by their respective duly authorized officers.

THE PURCHASER:

GIGCAPITAL7 CORP.

By:	/s/ Dr. Avi Katz
Name: Dr. Avi Katz
Title: Chief Executive Officer

MERGER SUB:

MMR MERGER SUB, INC.

By:	/s/ Dr. Raluca Dinu
Name: Dr. Raluca Dinu
Title: Chief Executive Officer

THE COMPANY:

HADRON ENERGY, INC.

By:	/s/ Samuel Gibson
Name: Samuel Gibson
Title: Founder & CEO

Exhibit 10.1

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

AMENDED AND RESTATED PROMISSORY NOTE

April 16, 2026

Principal Amount: $293,000

GigCapital7 Corp., a Cayman Islands exempted company (the “Maker”), promises to pay to the order of GigAcquisitions7 Corp., a Cayman Islands exempted company, or its registered assigns or successors in interest (the “Payee”), or order, the principal sum of Two Hundred and Ninety-Three Thousand Dollars ($293,000.00) in lawful money of the United States of America, on the terms and conditions described below. All payments on this Note shall be made by check or wire transfer of immediately available funds or as otherwise determined by the Maker to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this Note.

1. Principal. The principal balance of this Note shall be payable by the Maker on the earlier of: (i) the date on which Maker consummates its initial business combination or (ii) the date that the winding up of the Maker is effective (such date, the “Maturity Date”). The principal balance may be prepaid at any time, at the election of Maker. Under no circumstances shall any individual, including but not limited to any executive officer, director, employee or stockholder of the Maker, be obligated personally for any obligations or liabilities of the Maker hereunder.

2. Interest. No interest shall accrue on the unpaid principal balance of this Note.

3. Optional Conversion.

(a) Upon consummation of the business combination and at the Payee’s option, at any time prior to payment in full of the principal balance of this Note, the Payee may elect to convert all or any portion of the Note into that number of units of the post-business combination entity (the “New Units”) equal to: (i) the portion of the principal amount of the Note being converted pursuant to this Section 3, divided by (ii) $10.00, rounded down to the nearest whole number. Each New Unit shall have the same terms and conditions as private placement units issued simultaneously with the Maker’s initial public offering.

(b) Upon any complete or partial conversion of the principal amount of this Note (i) such principal amount shall be so converted and such converted portion of this Note shall become fully paid and satisfied, (ii) the Payee shall surrender and deliver this Note, duly endorsed, to Maker or such other address which Maker shall designate against delivery of the New Units, (iii) Maker shall promptly deliver a new duly executed Note to the Payee in the principal amount that remains outstanding, if any, after any such conversion and (iv) in exchange for all or any portion of the surrendered Note described in Section 3(a), Maker shall deliver to Payee the New Units, which shall bear such legends as are required, in the opinion of counsel to Maker or by any other agreement between Maker and the Payee and applicable state and federal securities laws.

(c) The Maker shall pay any and all issue and other taxes that may be payable with respect to any issue or delivery of the New Units upon conversion of this Note pursuant hereto; provided, however, that the Payee shall pay any transfer taxes resulting from any transfer requested by the Payee in connection with any such conversion.

4. Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees, then to the payment in full of any late charges and finally to the reduction of the unpaid principal balance of this Note.

5. Events of Default. The following shall constitute an event of default (“Event of Default”):

(a) Failure to Make Required Payments. Failure by Maker to pay the principal amount due pursuant to this Note within five (5) business days of the date specified above.

(b) Voluntary Bankruptcy, Etc. The commencement by Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of Maker generally to pay its debts as such debts become due, or the taking of corporate action by Maker in furtherance of any of the foregoing.

(c) Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of Maker in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

6. Remedies.

(a) Upon the occurrence and during the continuance of an Event of Default specified in Section 5(a) hereof, Payee may, by written notice to Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b) Upon the occurrence and during the continuance of an Event of Default specified in Sections 5(b) and 5(c), the unpaid principal balance of this Note, and all other sums payable with regard to this Note, shall automatically and immediately become due and payable, in all cases without any action on the part of Payee.

7. Waivers. Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by Payee under the terms of this Note, and all benefits that might accrue to Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof or any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by Payee.

8. Unconditional Liability. Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to Maker or affecting Maker’s liability hereunder.

9. Notices. All notices, statements or other documents which are required or contemplated by this Note shall be made in writing and delivered: (i) personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the address designated in writing, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party or (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

10. Construction. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF CALIFORNIA, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

11. Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12. Trust Waiver. Notwithstanding anything herein to the contrary, the Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any distribution of or from the trust account (the “Trust Account”) established in connection with Maker’s initial public offering, and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever; provided however that upon the consummation of the initial business combination, Maker shall repay the principal balance of this Note out of the proceeds released to Maker from the Trust Account.

13. Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

14. Restatement. This Note amends, restates, supersedes and replaces that certain Promissory Note dated January 30, 2026, made in the principal amount of One Hundred and Forty-Eight Thousand Dollars ($148,000.00) by Maker, payable to Payee (the “Prior Note”); provided, however, that the execution and delivery by the undersigned of this Note shall not, in any manner or circumstance, be deemed to be a payment of, a novation of or to have terminated, extinguished or discharged any of Maker’s indebtedness evidenced by the Prior Note, all of which indebtedness shall continue under and shall hereinafter be evidenced and governed by this Note. Any inconsistency between the terms of this Note and the Prior Note shall be controlled by the terms hereof.

15. Assignment. No assignment or transfer of this Note or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

[Signature page follows]

IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

GIGCAPITAL7 CORP.

By:	/s/ Christine Marshall
Name: Christine Marshall
Title: Chief Financial Officer

GIGACQUISITIONS7 CORP.

By:	/s/ Dr. Avi S. Katz
Name: Dr. Avi S. Katz
Title: Chief Executive Officer

Exhibit 99.1

Hadron Energy Aligns Valuation for Business Combination to $600M, Signaling Long Term Market Discipline After GigCapital7 Form S-4 Registration Statement Declared Effective

Revised previously announced Pro-Forma Equity Valuation of Hadron Energy to $600 Million Reflects Disciplined Market Alignment and Investor Responsiveness; Hadron Energy Completes approximately $7.5 Million in Pre-IPO Equity Round via bridge SAFE Notes with Full Conversion Protections Preserved; SEC Declared GigCapital7-Hadron Energy Form S-4 Registration Statement Effective on April 15, 2026; GigCapital7 Special Shareholders meeting to take place on May 7, 2026; Hadron Energy Continues to Advance Supplier Partnerships, Customer Pipeline, and Licensing Milestones

NEW YORK, NY – April 20, 2026 – Hadron Energy, Inc. (“Hadron” or the “Company”), a developer of advanced nuclear microreactor (MMR) technology, today announced two significant milestones on its path to becoming a publicly traded company to be listed on the Nasdaq Stock Market under the ticker symbol “HDRN.” First, Hadron and GigCapital7 have agreed to updated transaction terms reflecting a modified pro-forma equity valuation of Hadron of approximately $600 million to align with current public market conditions and the Company’s commitment to entering the public markets from a position of credibility and long-term strength. Second, the U.S. Securities and Exchange Commission (“SEC”) declared the Form S-4 registration statement of GigCapital7 Corp. (Nasdaq: GIG) (“GigCapital7”), for which the Company is a co-registrant, effective on April 15, 2026, enabling GigCapital7 to proceed with its special shareholders meeting to seek approval by its shareholders of the proposed business combination on May 7, 2026.

In connection with the updated transaction terms, Hadron also announced the successful completion of a $7.5 million pre-IPO equity financing round conducted via Simple Agreements for Future Equity (“SAFE”) notes. The round was anchored by a number of strategic investors with deep alignment to Hadron’s commercial and technology roadmap, reinforcing institutional confidence in the Company’s fundamentals and long-term trajectory ahead of its public listing.

A Market-Aligned Valuation Built for Strength, Not Sentiment

The advanced nuclear and small modular reactor sector has experienced a meaningful valuation recalibration since the market peak in Q4 2025. Publicly traded peers, including companies with NRC design approvals and multi-billion-dollar market capitalizations, have seen equity values decline from their late-2025 highs.

Rather than proceed with a transaction structure anchored to a prior market environment, Hadron and GigCapital7 have elected to proactively realign the transaction valuation of Hadron to reflect the objective realities of today’s capital markets. This decision is the product of extensive dialogue with a broad cross-section of institutional investors and strategic capital partners over the past four months of SAFE bridge and deSPAC PIPE funding roadshows.

“We are building Hadron for the long term, and that means making decisions that prioritize credibility over optics,” said Sam Gibson, Founder & CEO of Hadron Energy. “The advanced nuclear market has undergone a healthy and necessary value reset. We believe the right response is not to resist that reset but to lead through it. By entering the public markets at a valuation that reflects current conditions and an attractive entry point, we are sending a clear signal to investors: Hadron is fully attuned to market realities, disciplined in its capital planning, and focused on execution.”

The revised $600 million valuation of Hadron is designed to achieve three core objectives: first, to materially reduce redemption risk and maximize the cash available to the Company at close; second, to attract quality institutional capital that will serve as a foundation for the Company’s public float; and third, to position the Company for a credible, supported aftermarket that builds investor trust from day one.

GigCapital7 Reaffirms Commitment to Hadron and the Transaction

“With the Form S-4 now effective and a clear path to closing in front of us through the shareholders meeting that is scheduled for May 7, 2026, GigCapital7 holds its excitement of the opportunity to be part of the MMR industry and remains fully committed to Hadron through the deSPAC and in supporting the Company’s long-term success in the public markets,” said Dr. Avi Katz, Chairman & CEO of GigCapital7. “This valuation adjustment is a strategic decision that reflects our collective commitment to delivering a transaction that closes with strength, raises the capital the Company needs, and establishes a foundation of trust with long-term institutional investors. We are sure that proceeding to a final prospectus/proxy statement and realigning the valuation of Hadron in the same window sends a simple, decisive message to the market.”

SEC Declares Form S-4 Registration Statement Effective; Path to Nasdaq Listing Cleared

On April 15, 2026, the SEC declared GigCapital7’s Form S-4 registration statement, of which Hadron was a co-registrant, effective, completing a critical milestone in the path to closing the proposed business combination. GigCapital7 has commenced distribution of the final prospectus/proxy statement/prospectus to its shareholders in advance of the May 7, 2026 special meeting to vote on the proposed business combination.

“Filing and mailing the final prospectus/proxy statement to GigCapital7’s shareholders is a decisive moment,” said Sam Gibson, Founder & CEO of Hadron. “With the Form S-4 now effective, Hadron is positioned to complete its transition to the public markets on a known and executable timeline. Combined with our recalibrated valuation and continued commercial and technical progress, we are entering this final phase of the deSPAC process with clarity, momentum, and the full confidence of our partners and investors.”

$7.5 Million Pre-IPO Equity Round Reinforces Investor Confidence

Hadron’s successful completion of a $7.5 million equity financing via bridge SAFE notes demonstrates continued investor appetite for the Company’s differentiated position in the advanced nuclear market. The round was conducted alongside the ongoing deSPAC roadshow process and reflects investor conviction in Hadron’s technology, team, and go-to-market approach. The pre-IPO capital further strengthens Hadron’s balance sheet as it enters the public markets and provides near-term working capital to support continued commercial development, supplier engagement, and licensing activities.

Commercial and Technical Momentum Continues to Accelerate

The updated valuation reflects market conditions, not a change in the Company’s fundamentals or commercial trajectory. Hadron continues to advance across every dimension of its business, with significant recent milestones that underscore the strength and credibility of its technology and go-to-market strategy:

Supplier Ecosystem Development: In March 2026, Hadron announced a strategic collaboration with Paragon Energy Solutions, a Mirion Technologies Company, for the design, development, and implementation of the Instrumentation & Control (I&C) architecture for the Halo Micro-Modular Reactor (MMR). This collaboration encompasses safety and non-safety I&C platform integration, control logic development, human-machine interface support, and cybersecurity architecture representing a critical subsystem milestone on the path to commercial deployment. Paragon’s proven supply chain capability, backed by Mirion’s global nuclear technology platform, validates the manufacturability and commercial readiness of Hadron’s reactor design.

Customer Pipeline and Commercial Traction: Hadron has signed a non-binding Memorandum of Understanding with Smartland Energy, LLC, establishing a portfolio-scale framework for the potential deployment of the Halo MMR across up to five qualified Smartland behind-the-meter power projects over time. Smartland is developing approximately 150 MWe per project, with 12 projects targeted for completion by 2035, representing aggregate capacity demand of approximately 1.8 GWe. In connection with the MOU, Smartland made an initial strategic investment in Hadron, reflecting long-term conviction in the platform’s commercial viability.

Accelerating Market Demand: Industrial and digital infrastructure operators are facing unprecedented load growth, multi-year grid interconnection queues, and increasing urgency around reliable, on-site firm power. Behind-the-meter nuclear microreactors represent one of the most compelling solutions to this structural supply-demand imbalance. The U.S. Department of Energy and major hyperscale technology companies continue to signal strong support for advanced nuclear reactors deployment, and Hadron’s 10 MWe light-water Halo MMR is purpose-designed for this market—factory-fabricated, truck-transportable, and deployable on commercially relevant timelines.

Licensing and Regulatory Progress: Hadron continues to advance its regulatory engagement with the U.S. Nuclear Regulatory Commission (NRC) as it progresses toward licensing milestones for the Halo MMR. The Company’s light-water reactor design leverages the most mature, well-understood, and extensively regulated reactor technology in the world, supported by decades of operational data, an established fuel supply chain, and the deepest bench of regulatory precedent in the nuclear industry.

Transaction Overview

With the Form S-4 registration statement declared effective by the SEC on April 15, 2026, the business combination between Hadron Energy and GigCapital7 Corp. is expected to close in May, subject to remaining customary closing conditions, including approval by GigCapital7 shareholders at the upcoming special shareholders meeting and satisfaction of customary Nasdaq listing requirements. Upon closing, Hadron is expected to trade on the Nasdaq Stock Market under the ticker symbol “HDRN,” and is expected to be the first publicly traded company focused on light-water micro-modular reactor (MMR) technology.

The revised transaction reflects a pro-forma equity valuation Hadron of approximately $600 million and is structured to maximize net cash to the combined company at close, support a healthy public float, and position the stock for institutional ownership and long-term value creation.

About Hadron Energy, Inc.

Hadron is a pioneer in MMR technology. Designed to deliver 10 MWe of power, Hadron’s MMR will be smaller, more cost-effective, and faster to deploy than other proposed MMR power solutions. The revolutionary design of Hadron’s MMR allows its reactor vessel, core, and containment shell to be truck transportable, providing a versatile deployment model for end users. Whether powering an artificial intelligence data center, remote community, or an industrial hub, Hadron’s MMR is expected to provide a reliable, safe and scalable nuclear energy solution.

For more information, please visit https://www.hadronenergy.com/

About GigCapital7 Corp.

GigCapital7 Corp. is a Private-to-Public Equity (PPE)™ company, also known as a special purpose acquisition company (SPAC), with a Mentor-Investor™ methodology and a mission to partner with a high technology differentiating company to forge a successful path to the public markets through a business combination. GigCapital7 Corp. aims to partner with an innovative company with exceptional leaders in order to create an industry-leading partnership that will be successful for years to come.

Private-to-Public Equity (PPE)™ and “Mentor-Investor™ are trademarks of GigManagement, LLC, a member entity of GigCapital Global and affiliate of GigCapital7 Corp., used pursuant to agreement.

Forward-Looking Statements

This press release includes certain statements that may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements about future events or Hadron’s or GigCapital7’s future financial or operating performance. For example, statements regarding the closing of the business combination, including its anticipated , the listing of the combined company on Nasdaq, the level of potential redemptions by public shareholders of GigCapital, the strategic collaboration between Hadron and Smartland, and any potential deployment of Hadron’s Halo MMR in connection therewith; the development and translation into an operational reactor of the Hadron Halo MMR, and its subsequent construction and performance, including with respect to quality control and safety; Hadron’s anticipated growth and other metrics; the anticipated future demand of energy; the future demand and commercialization of the Hadron Halo MMR; potential relationships or engagements; the outcome of Hadron’s regulatory submissions; and statements regarding the benefits of the business combination between the parties are all forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations thereof or similar terminology.

These forward-looking statements regarding future events and the future results of Hadron and GigCapital7 are based upon estimates and assumptions that, while considered reasonable by Hadron, GigCapital7, and their respective management teams, are inherently uncertain and subject to risks, variability and contingencies, many of which are beyond Hadron’s or GigCapital7’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or other definitive agreements in connection thereto; the outcome of any legal proceedings that may be instituted against Hadron, GigCapital7 or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain consents and approvals of the shareholders of GigCapital7; failure to obtain financing to complete the business combination or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the business combination or related transactions; changes to the proposed structure of the business combination as a result of applicable laws, regulations or conditions; projections, estimates and forecasts of revenue and other financial and performance metrics; projections about industry trends and market opportunity; expectations relating to the demand for Hadron’s Halo MMR; Hadron’s ability to scale and grow its business; the cash position of Hadron following closing of the business combination; the ability to meet listing standards in connection with, and following, the consummation of the business combination the risk that the business combination disrupts current plans and operations of Hadron as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of Hadron to successfully commercialize its Halo MMR, and Hadron’s ability to source and maintain key relationships with management and key employees; costs related to the business combination; changes in applicable laws and regulations; political and economic developments and market volatility; the risk that Hadron does not ever enter into any definitive agreements in connection with commercialization of its technology; the risk that Hadron is pursuing an emerging market; and other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by GigCapital7 and/or Hadron, including the registration statement on Form S-4 that Hadron and GigCapital7 filed in connection with the business combination (the “Registration Statement”).

If any of these risks materialize or Hadron’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements. There may be additional risks that Hadron or GigCapital7 do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Hadron or GigCapital7 reflect the expectations, plans or forecasts of future events and views of Hadron and GigCapital7 and speak only as of the date they are made. Neither Hadron nor GigCapital7 undertake any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing Hadron’s or GigCapital7’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Transaction and Where to Find It

The proposed transaction will be submitted to GigCapital7’s shareholders for their consideration and approval. GigCapital7 and Hadron have filed with the SEC the Registration Statement that includes a prospectus relating to the offer of securities to be issued in connection with the business combination and GigCapital7 has filed a final prospectus/definitive proxy statement, to be distributed to GigCapital7’s shareholders in connection with GigCapital7’s solicitation of proxies for the shareholder vote in connection with the proposed business combination and other matters described in the Registration Statement. GigCapital7 is mailing the final prospectus/definitive proxy statement and other relevant documents (the “GigCapital7 Shareholder Materials”) to its shareholders as of the record date established for voting on the proposed business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, GIGCAPITAL7’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE FINAL PROSPECTUS/DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GIGCAPITAL7’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROSPECTUS/PROXY STATEMENT BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT GIGCAPITAL7, HADRON AND THE PROPOSED BUSINESS COMBINATION. Shareholders and other interested parties may obtain a copy of these documents, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to GigCapital7 Corp., Attn: Corporate Secretary, 1731 Embarcadero Rd., Suite 200, Palo Alto, CA.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION OR ANY INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Hadron, GigCapital7 and their respective directors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of proxies of GIG’s shareholders in connection with the business combination. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of GigCapital7’s directors and executive officers in its filings with the SEC, including GigCapital7’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 6, 2026. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GIG shareholders in connection with the business combination is set forth in the Registration Statement, along with information concerning the interests of Hadron’s and GigCapital7’s participants in the solicitation. Such interests may in some cases be different from those of Hadron’s or GigCapital7’s equity holders generally.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus filed with the SEC meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Contacts

Hadron Energy Investor Center:

https://www.hadronenergy.com/investor-relations

Hadron Energy Media & Investor Contact:

Samuel Gibson

Chief Executive Officer

sgibson@hadronenergy.com

GigCapital7 Investor Contact:

Christine M. Marshall

Chief Financial Officer

christine@gigcapitalglobal.com

Exhibit 99.2


DATA CENTER 1
Hadron Energy

Commercial Deployment of 10 MWe Microreactors

Standardized Nuclear Energy Infrastructure for Data Centers & Industry

Hadron Energy

April 2026 Investor Presentation

DisclaimersApril 2026 Disclaimer on in connection with espect to an investment in Hadrested parties in making their own evaluation with ron”) and GigCapital7 Corp. (“GigCapital7”) to assist inter, Inc. (“Hadrgyon Enered to you by Hadresentation”) is being deliveresentation (this “prThis pr ovided to you solely in your capacity as a ovided for informational purposes only and is being presentation is proposed business combination”). This prelated transactions (the “pron and GigCapital7 and roposed business combination between Hadra pr e of its contents esentation, in whole or in part, or the disclosuroduction or distribution of this prepron and the post-business combination combined company (the “Post-Closing Company”). Any rpotential investor in considering an investment in Hadr esentation does not constitute advice or a . This prestrictions set out beloweed to the obligations and resentation, you will be deemed to have agreading this previewing or rohibited. By ron or GigCapital7 is prwithout the prior consent of Hadr egulation and conveys no e such distribution or use would be contrary to local law or r, any person in any jurisdiction wher.; it is not intended for distribution to, or use byestricted by lawding any securities. This communication is regarecommendation rr eof.elating to the subject matter hereto revious oral or written communications between the parties hereplaces all presentation supersedes and roducts of its business activities. This pron or the prest in Hadrright, title or inter fer or SolicitationNo Of oval in any jurisdiction in connection with the , vote, consent or approxy any securities nor the solicitation of any presentation and any accompanying oral statements shall neither constitute an offer to sell nor the solicitation of an offer to buyThis pr egistration or qualification under the securities laws of any such jurisdiction. No offer of , solicitation or sale would be unlawful prior to the re be any sale of securities in any jurisdiction in which the offeroposed business combination. Nor shall therpr om. INVESTMENT efrements of Section 10 of the Securities Act of 1933, as amended, or exemptions therequirospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) meeting the rsecurities shall be made except by means of a pr ASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OF Y AUTHORITY NOR HAS ANY AUTHORITY PTORIN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULA Y IS A CRIMINAL OFFENSE.TION TO THE CONTRARAAINED HEREIN. ANY REPRESENTTION CONTADEQUACY OF THE INFORMA arrantiesesentations and WNo Repr esentation iewers of this proposed business combination. Vespect to the pred to evaluate a possible investment decision with requiresentation is for informational purposes only and does not purport to contain all of the information that may be rThis pr esentation is not intended to form the basis of any . This prelevance and adequacy of the information, and should make other investigations as they deem necessaryoposed business combination and of the rshould make their own evaluation of the pr esentation or any other written or other espect of, this pre or will be given in, or in ress or implied, aresentations or warranties, expreprinvestment decision by any potential investor and does not constitute investment, tax or legal advice. No r eof, or for esponsibility or liability whatsoever is accepted for the accuracy or sufficiency theroposed business combination, and no ron or the prcommunications transmitted or otherwise made available to any party in the course of its evaluation of Hadr esentatives, eprest holders, affiliates, respective subsidiaries, interon, GigCapital7, or any of their rcumstances will Hadr, in no ciro the fullest extent permitted by laweto. Telating therors, omissions, or misstatements, negligent or otherwise, rany err eliance on the information contained within it esentation, its contents, omissions, rom the use of this profit arising frect or consequential loss or loss of prect, indiresponsible or liable for any directors, officers, employees, advisors or agents be rpartners, dir on and GigCapital7 e and is subject to change, and any such changes may be material. Hadreliminary in naturesentation is prewith. The information contained in this preto or otherwise arising in connection therelation theror on opinions communicated in r esentation.disclaim any duty to update the information contained in this pr e to Find itAdditional Information About the Business Combination and Wher Inbusiness with the potential connection combination,statementegistration a rForm on S-4 (the “Form S-4”)beenfiled has theSEC GigCapital7 by withincludes S-4 on. The Form and Hadreliminary prastatement oxy prfor theGigCapital7stockholders of that alsoconstituteseliminarya pr and ospectus, pron 2026, 15, April GigCapital7filed a finalospectus/definitivepr statementoxy prwith the following SEC declaring SEC the theeffective. WhenForm S-4 deciding towhether in investon,shouldyou Hadrefully car informationconsider the made availableto you, includingoughofthe your decision.day thresentation, pr this The definitiveospectusstatement/pr oxypr isbeing mailedto GigCapital72026 April of15, date decorr a as stockholdersofestablished for voting on the potential businesscombination. willested parties Interalso tobe able such of ee copies obtain frdocuments filed(onceSEC withavailable) the at SEC'sthe at located website,.sec.gov wwworsecurityholders equestto aectr dir mayGigCapital7 Corp., Attn: Corporate,etary Secr 1731oRd.,200, Suite caderEmbar Alto, Palo CA. Thesematerials will contain information important about GigCapital7, Companythe on,Post-Closing Hadr businessandthe potential combination. When deciding towhether invest in should youon,Hadr efullycar information the consider made availableto you, including decision.your of dayough the esentation,thrprthis Thedefinitive ospectusoxystatement/pr prisbeing mailedto GigCapital715, of dateApril d2026 ecor as aofstockholders r established forvoting onbusinessthe potential combination.ested Inter parties willbe alsotoable such of ee copies obtain frdocuments filed(onceSEC with theavailable) at,.sec.govat wwwSEC's the website located orsecurityholders to equest arect may dir GigCapital7Attn: Corp., Corporate ,etary Secr1731 ocaderEmbar 200, Suite Rd., Alto, PaloCA. Pnarticipants in the Solicitatio oxies of GigCapital7ectors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of prespective diron, GigCapital7 and their rHadr’s security holders in connection with the potential business combination. April 2602esentation Investor Pr 02

Disclaimers April 2026

Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of GigCapital7's directors and executive officers in its filings with the SEC, including GigCapital7's Annual Report on Form 10-K for the fiscal year ended December 31st, 2025, filed with the SEC on March, 6, 2026 ("2025 Form 10-K"). Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GigCapital7 security holders in connection with the potential business combination is set forth in the Form S-4, along with information concerning the interests of Hadron's and GigCapital7's participants in the solicitation. Such interests may in some cases be different from those of Hadron's or GigCapital7's equity holders generally.

Forward-Looking Statements

This presentation contains certain "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1996. Hadron's, GigCapital7's and the Post-Closing Company's actual results may differ from their expectations, estimates and projections, and consequently, you should not rely on these forward-looking statements as predictive of future events. Forward-looking statements can sometimes be identified by words such as "may," "could," "would," "should," "expect," "possible," "potential," "goal," "opportunity," "project," "believe," "future", "designed," "forecast," "target," "will," "anticipate" and, in each case, similar words and expressions, or their negative variations, and terminology that predict or indicate future events. These forward-looking statements include all matters that are not historical facts and include, without limitation, estimates, forecasts or projections regarding Hadron's future manufacturing capacity and plant performance; market opportunity and market share; estimates and projections of adjacent energy sector opportunities; Hadron's projected commercialization costs and timeline; Hadron's ability to demonstrate scientific and engineering feasibility of its technologies; Hadron's ability to attract, retain and expand its future customer base; Hadron's ability to timely and effectively meet construction and development timelines and scale its production and manufacturing processes; Hadron's ability to develop products and services and bring them to market in a timely manner; Hadron's ability to compete successfully with energy products and solutions offered by other companies; Hadron's expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; Hadron's ability to maintain, protect, and enhance its intellectual property; future ventures or investments in companies or products, services, or technologies; Hadron's expectations regarding regulatory framework development; the potential for and timing of receipt of licenses and permits for current and future operations, including licenses to operate nuclear facilities from the U.S. Nuclear Regulatory Commission; the success of proposed projects for which Hadron's products would provide power, which is outside of Hadron's control; the safety profile of Hadron's technology; the execution and success of any definitive agreements related to partnerships and collaborations between Hadron and third parties; Hadron's expectations with respect to future performance; the consummation of the proposed business combination; and the potential benefits of the proposed business combination and expectations related to its terms and timing. These statements are based on management's expectations, assumptions, estimates, projections and beliefs as of the date of this presentation, whether or not identified in this presentation, and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. These statements are subject to a number of factors that involve known and unknown risks, delays, uncertainties and other factors not under the control of Hadron or GigCapital7 that may cause actual results, performance or achievements of Hadron, GigCapital7 or the Post-Closing Company to be materially different from the future results, performance or other expectations expressed or implied by these forward-looking statements. Such risks and uncertainties include risks related to the future performance of Hadron; the risk that Hadron is pursing an emerging market; regulatory uncertainties and possible changes to applicable laws or regulations; the potential need for financing for future operations; financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of GigCapital7's shareholders is not obtained; the outcome of any government or regulatory proceedings, investigations or inquiries; market volatility and its potential to impact Hadron's ability to meet its financial obligations; increased competition in the energy industry; limited supply of materials and supply chain disruptions; and other risks and uncertainties set forth in the sections entitled "Risk Factors" and Cautionary Note Regarding Forward-looking Statements in GigCapital7's 2024 Form 10-K and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in GigCapital7's filings with the SEC, the registration statement on FormS4 and the proxy statement/prospectus contained therein. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Although Hadron and GigCapital7 believe that the expectations reflected in the forward-looking statements are reasonable, Hadron cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this presentation is as of today's date, unless otherwise stated, and Hadron and GigCapital7 undertake no duty to update such information, except as required under applicable law.

No Offer or Solicitation

This presentation includes statistical and other industry and market data that Hadron obtained from industry publications and research, surveys, studies and other similar third-party sources, as well as Hadron's estimates based on such data and its internal sources. Such data and estimates involve a number of assumptions and limitations and you are cautioned not to give undue weight to such data and estimates. Hadron believes that the information from these third party sources is reliable; however, neither Hadron nor GigCapital7 independently verified such data and estimates, makes any representation as to their accuracy or completeness, nor undertakes to update the data from such sources after the date of this presentation. Further, Hadron's business and the industry in which it operates is subject to a high degree of risk and uncertainty, which could cause results to differ materially from those expressed in the estimates made by the third-party sources and by Hadron.

Trademarks

This presentation contains trademarks, service marks, trade names, and copyrights of Hadron, GigCapital7 and third parties, which are the property of their respective owners, and such use or display in this presentation is not intended to, and does not imply, a relationship with or an endorsement or sponsorship by or of Hadron or GigCapital7. Solely for convenience, the trademarks, service marks, trade names, and copyrights referred to in this presentation may appear without the TM, SM, *, or © symbols, but such references are not intended to indicate, in any way, that Hadron or GigCapital7 will not assert, to the fullest extent under applicable law, their rights or the right of the applicable owners, if any, to such trademarks, service marks, trade names, and copyrights.

April 2026 Investor Presentation 03

Who We Are

April 2026

Reliable, Carbon-Free Power

The Hadron Halo™ Micro Modular Reactor (MMR) can power next-generation data centers, remote communities, military bases, factories & more.


Hadron Energy

10 MWe
ELECTRICAL POWER

35 MWth
THERMAL POWER

10 year
FUELING CYCLE

April 2026 Investor Presentation

04

Speakers

April 2026

Today's Speakers



SAMUEL GIBSON
FOUNDER & CEO

Hadron Energy

2X Global Engineering Leader from American Society of Mechanical Engineers (ASME)

5+ years of research experience in mechanical and nuclear engineering

Visionary Entrepreneur and Team Builder for Industrial Companies



RAHUL SHUKLA
CHIEF FINANCIAL OFFICER

Hadron Energy

4 years as Chief Accounting Officer, Stem, Inc.

20+ years of work experience across public-company finance, M&A & capital markets

4 years in Senior Finance Leadership, Natera, Inc. & eHealth, Inc.



ROSS RIDENOURE
CHIEF NUCLEAR OFFICER

Hadron Energy

3X Chief Nuclear Officer with over 35 years of executive experience in nuclear power.

Extensive leadership in nuclear engineering, licensing, and regulatory affairs

U.S. Navy Commander (Ret.) with advisory experience, including NuScale and the IAEA



ANDREA VEIL
HEAD OF REACTOR LICENSING [1]

Hadron Energy

Director of the Office of the U.S. Nuclear Regulatory Commission (NRC) since 2021

NRC career starting in 1992, including a Congressional Fellowship in 2003

Extensive experience in managing Licensing, rulemaking and more



DR. AVI KATZ
EXECUTIVE CHAIRMAN OF THE BOARD

GigCapital7™

~40 years of international Deep Tech innovation and executive leadership

Founder of GigCapital Global, GigOptix, and GigAcquisitions (1-9) entities

Lead on a prolific portfolio of M&A, IPO, and De-SPAC transactions

(1) Contract Position

April 2026 Investor Presentation

05

Board of Directors

April 2026



SAMUEL GIBSON

NON-INDEPENDENT BOARD OF DIRECTORS MEMBER AND CHIEF EXECUTIVE OFFICER

Founder & CEO of Hadron and Halo MMR visionary. He is leading a $796m merger with GigCapital7 to become the first publicly traded light-water MMR company



RALPH HUNTER

MEMBER OF THE AUDIT AND COMPENSATION COMMITTEES

Globally recognized nuclear executive with 35 years of experience in SMR development. Held CEO and presidential roles at Orion Nuclear & Constellation



BRYAN TIMM

CHAIR OF THE AUDIT COMMITTEE AND MEMBER OF THE COMPENSATION COMMITTEE

Former Columbia Sportswear President/COO/ CFO and current GigCapital8 Audit Chair. He brings deep public-company governance, finance, and capital-markets expertise



DR. RALUCA DINU

CHAIR OF THE COMPENSATION COMMITTEE AND MEMBER OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

CEO of QT Imaging and GigCapital Partner. Semiconductor veteran with global manufacturing, operations, and public-company transaction expertise



ADRIAN ZUCKERMAN

MEMBER OF THE NOMINATING AND CORPORATE GOVERNANCE, AND COMPENSATION COMMITTIES

Former U.S. Ambassador to Romania and international attorney. Expert in energy security and geopolitics, providing strategic regulatory and governance leadership



ROBERT LEWIS

MEMBER OF THE NOMINATING AND CORPORATE GOVERNANCE, AND THE AUDIT COMMITTEES

Former NRC Deputy Executive Director with 32 years of leadership. Expert in nuclear safety and rulemaking, advising Hadron on licensing and regulatory strategy



RAANAN HOROWITZ

CHAIR OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE AND MEMBER OF THE AUDIT COMMITTEE

Former Elbit Systems of America CEO, scaling the defense firm to $1.6B. A GigCapital7 director and national security expert with deep experience in global manufacturing and innovation



DR. AVI KATZ

EXECUTIVE CHAIRMAN OF THE BOARD, MEMBER OF THE COMPENSATION, NOMINATING AND CORPORATE GOVERNANCE COMMITTEES

GigCapital Founder and serial PPE issuer with 12+ public listings. 40-year tech innovator and Ph.D. engineer with deep public/private C-suite experience

Post Closing Board of Directors

April 2026 Investor Presentation

06

TAM

April 2026

Total Addressable Market

Tier 1: **Immediate business development priority.**

Immediate users of Hadron's 10MWe reactor representing low hanging fruit opportunities

$5-9B

DoW Fixed Installations [1]

Fixed Infrastructure Only


15-40 Near-term Candidate Sites (AFCEC & Army)

$6-12B

Remote Industrial & Mining [2]

High Diesel Displacement


50-150 Off-grid Mine Sites
HITACHI

$5-18B

Data Centers & Hyperscale [3]

24/7 Carbon-Free Demand


50-200 Sites

[1] DoD site count and TAM derived from: DOE Office of Nuclear Energy FY2025 Congressional Budget Justification (DOE/CF-0198); AFCEC Nuclear Energy Campus Initiative (NECI) program documentation.

[2] Remote industrial TAM: WoodMackenzie Remote Power Market Outlook 2025; BloombergNEF Advanced Nuclear Market Report 2025.

[3] Data center TAM and site count: IDC Research, Data Center Nuclear Power Survey: Procurement Intentions and Technology Preferences 2025 (IDC #US51234825); BloombergNEF Advanced Nuclear Market Report 2025.

April 2026 Investor Presentation

07

TAM

April 2026

Total Addressable Market

Tier 2: **Secondary business development priority**
These markets represent a future opportunity.

$2-5B
Island & Remote Communities
20-50 Addressable Sites

$3-8B
MUNICIPAL & UTILITY MICROGRIDS
100-400 Addressable Site

$4-10B
Industrial Combined Heat & Power
200-500 Addressable Site

$4-10B
Emerging Markets
Long Term Pipeline









[4] Island and remote community TAM and site count: DOE Office of Island Energy, Microreactor Deployment Opportunities for Remote Communities (DOE/EE-2801), 2024; Alaska Energy Authority Emerging Energy Technology Fund program documentation, 2024. Diesel cost range for remote communities: INL Microreactor Program Review FY2024; EPRI Microreactor Market Assessment 2024.

[5] Municipal and utility microgrid TAM: EPRI Microreactor Market Assessment 2024; BloombergNEF Advanced Nuclear Market Report 2025.

[6] Industrial combined heat and power TAM and outlet temperature: EPRI Industrial Decarbonization Pathways: Nuclear Heat Applications and LWR Temperature Envelope (EPRI 3002027193), 2024.

[7] Emerging markets TAM: BloombergNEF Advanced Nuclear Market Report 2025; The Rockefeller Foundation, The Role of Nuclear Energy in Powering Universal Energy Abundance for Emerging Economies, December 2025. Country eligibility limited to US Section 123 Agreement partners per US Department of Energy, 123 Agreements for Peaceful Cooperation registry, 2026.

April 2026 Investor Presentation

08

TAM

April 2026



~30,000TWh

Global Electricity Demand by 2026 [1]

×



$0.15

Global Average Cost per kWh [2]

=



$4.5T

ESTIMATED ELECTRICITY MARKET

Market Size Estimate

A Massive Market Opportunity

Source: (1) IEA, Demand: Global electricity use to grow strongly in 2025 and 2026
Source: (2) Clean Energy Wire, Journalism for the Energy Transition

09

Industry Tailwinds

April 2026

Compelling Industry Tailwind

Significant market and regulatory tailwinds provide favorable conditions for Hadron Energy.



SIGNIFICANT GOVERNMENT SUPPORT

4 Executive Orders signed in May 2025, ADVANCE Act 2024, and support from NRC / DOE / White House bolster the Nuclear Energy momentum



AI & DATA CENTER ENERGY DEMAND

Electricity demand from AI data centers alone will 4X+ by 2030 [1],making MMRs an attractive solution for clean, reliable power



HISTORY OF NRC APPROVAL

Light Water reactors are the only type of designs that have received approval by The U.S. Nuclear Regulatory Commission, with 94 prior approvals, including 1 SMR [2]



INVESTOR & HYPERSCALER INTEREST

Companies are exploring MMRs for their energy needs, with Hadron engaged in advanced discussions for data center applications


Hadron Energy

TECHNOLOGICAL ADVANCEMENTS

Continuous advancements in reactor core design, safety features, & digital integration for MMR efficiency and performance based on Naval Reactor technology



GLOBAL PUSH FOR LOW CARBON

A strong push for low-carbon energy solutions to combat climate change is an important driver for MMR market growth

(1) International Energy Agency
(2) United States Nuclear Regulatory Commission

10

Industry Tailwinds

April 2026

Federal Support For Nuclear

Evidence of a favorable regulatory environment for Nuclear Energy.

	MICROREACTOR POLICY TAILWINDS	IMPACT TO HADRON
Executive Orders (Trump 2025)	• Pushes NRC to pursue binding, predictable review timelines • Encourages “recycling” of validated DOE/DOD tests • Eases siting on federal land	• Even though Hadron uses LEU+ (not HALEU), a faster NRC is equally beneficial for LEU+ designs • Ability to negotiate pilot sitings on federal sites earlierfor demonstration and validation
ADVANCE Act (2024)	• Streamlines the nuclear licensing and environmental review process • Reduces financial barriers and incentivizes new advanced reactors	• Hadron qualifies under MMR guidance, accelerating the review process • Lowers licensing uncertainty and reduces technical and financial risk
Nuclear Regulatory Commission (NRC)	• Quicker regulatory process for small, factory-built reactors like Hadron’s • Use of LEU+ fuel aligns safety and materials evaluationswith precedents	• Significantly lower regulatory burden on Hadron’s application • May potentially avoid lengthy environmental impactreviews and other regulatory hurdles
Department of Energy (DOE)	• Allocates HALEU, planning fuel supply base, backing pilot deployments • Building out the fuel ecosystem, so reactor projects aren’t starved for fuel	• Efforts signal a favorable policy orientation toward reactor projects • DOE supply-chain and industrial base investments reduce risk for components, and infrastructure

April 2026 Investor Presentation

11

echnologyTApril 2026 One Platform. Endless Energy Applications. edefine eactors ro modular rs micron’Hadr HALO , serving as both power plants and heat versatility ces for a variety of sectors. By integrating sour ocess heat in one deployable electricity and pr on will unlock new economic value, system, Hadr oject timelines, and accelerate the shorten pr e gy infrastructurtransition to sustainable ener worldwide esentationApril 2026 Investor Pr 12

Technology

April 2026

A Walk Away Safe Design

The Hadron Halo™ is designed with five layers of containment. From the outer shell to the fuel coating, it is designed to be walk-away-safe and community friendly.

1 - Containment Skin

3-4 inch thick steel reactor pressure vessel that contains the reactor core, steam generator and primary coolant



2 - Pressure Vessel

3-4 inch thick steel reactor pressure vessel that contains the reactor core, steam generator and primary coolant



3 - Zirconium Cladding

3-4 inch thick steel reactor pressure vessel that contains the reactor core, steam generator and primary coolant



4 - Fuel Pellet

3-4 inch thick steel reactor pressure vessel that contains the reactor core, steam generator and primary coolant



5 - Suppression Pool

Approximately 60,000 gallons of water filled suppression pool that acts as the Ultimate Heat Sink



April 2026 Investor Presentation

13

Technology
April 2026

Hadron's Unique Core Design

Hadron's core uses a proprietary modular lattice of 15x15 rod assemblies which facilitate balanced power distribution, efficient fuel use, and flexible operation from startup to end-of-life

Modular Scalability

Our 10MW requires a fraction of the land compared to wind and solar, making it the most space-efficient path to reliable decarbonization

Improved Power Flattening

Strategic placement of burnable poison in the 15×15 array smooths out excess reactivity, keeping power distribution even across the core

Extended Fuel Cycle

Better flux control means reduced localized burnup, enabling longer fuel cycles and fewer outages forrefueling

Enhanced Reactor Behavior

Less aggressive reactor operation reduces wear and tear on the system, allows finer control, and reduces maintenance



April 2026 Investor Presentation
14

Technology

April 2026

Operational & Commercial Advantages

Built on Proven Light-Water Reactor Technology, Engineered for Rapid Deployment

Supply Chain Flexibility

Broader supply chain support for lightwater reactors resulting in expedited delivery times

24/7 Uninterrupted Power

Having a constant power supply is indispensable for data centers, where even a brief outage can lead to costly downtime

Ideal for Industrial Applications

Our MMR's 35 MW of thermal power is perfectly suited for a range of industrial applications requiring both process heat and electricity

10 Year LEU+ Fueling Cycle

The 10-year low enriched uranium fueling cycle drastically reduces operational costs by eliminating the need for frequent refueling



April 2026 Investor Presentation

15

Technology

April 2026

Regulatory & Licensing Advantages

Hadron's unique design and Licensing Strategy grants key regulatory & Licensing advantages.

Decades of Licensing History

LWRs have been in commercial operation for ~70 years, providing a robust foundation of operating data and licensing framework

The only NRC approved Reactor

LWRs represent 100% of operating reactors in the U.S. due to their proven technology & established regulatory familiarity

Compact Modular Design

Avoiding the complex regulations of large SMRs, our streamlined architecture ensures faster permitting and flexible deployment

Pre-Approved LEU+ Fuel

Utilizing Low-Enriched Uranium (LEU) leverages an established regulatory framework, avoiding the extended approval timelines of exotic fuels



April 2026 Investor Presentation

16

Roadmap

April 2026

2025 **Launch**	2026 **Design Verification**	2027-2028 **Production**	2029 **Delivery**
✓ NRC Letter of Intent *	✓ Topical & Technical Reports *	○ Reactor Demonstration	○ Approval for Standardized MMR Siting
✓ NRC Regulatory Engagement Plan *	✓ Establish Principal Design Criteria	○ Subcomponent Manufacturing	○ Deliver MMRs to Early Customers
✓ Private Meeting with NRC	○ Early Contract Revenues	○ Subcomponent Testing	○ Power Purchase Agreements, Direct Sales, and Operating Agreements
✓ NRC Public Meetings	○ Readiness Assessment Audit	○ Construction & Assembly	
✓ Early Customer Identification	○ Whitepapers	○ Manufacturing License Application *	
✓ Conceptual Design Review	○ Final Design & Procurement	○ Combined Operating License Application *	
✓ QA Program Description *			

THE HADRON ROADMAP —
A CLEAR PATH TO POWER DELIVERY

Source: (1) IEA, Demand: Global electricity use to grow strongly in 2025 and 2026
Source: (2) Clean Energy Wire, Journalism for the Energy Transition

17

Scalability

Scalability & Efficiency

Compact Power. Massive Impact.

Intermittent generation requires overbuild, storage, and extensive transmission infrastructure to ensure reliability. Hadron's 10 MWe microreactors deliver always-on power directly at the point of demand, eliminating dependency on grid expansion. Compact, co-located with data centers, and factory-deployed, they represent the most space- and infrastructure-efficient path to firm, decarbonized power. Distributed deployment of thousands of units enables materially lower total system cost by reducing transmission, distribution, and system integration overhead.



April 2026 Investor Presentation

18

Competitive Advantage

April 2026

Hadron's Competitive Advantage

Hadron Energy	10MW Light Water Design	OKLO	NANO Nuclear Energy Inc.[2]
Lower Anticipated Unit Cost	~$80M[1]	~$400M	~$400M
+ Compact Footprint	More effective land usage than other renewable energy sources (<1 acre)	4-5 acres	<5 acres
+ Tried-and-true components	Avoid costly development and testing compared to non lightwater designs	Unreliable sodium cooled reactors	Unproven Designs
+ Quality Controlled Manufacturing	Avoid expense and delays during construction compared to larger reactor deployments	Uncertain deployment timelein	Likely to face delays
= Deployable, Reliable Power	Nth-of-a-kind manufacturing and deployment modeloffering distributed power generation	Introduces novel licensing regimes andrisk factors that may delay licensing	

(1) Does not include current or potential tax credits or any other government grant or subsidy

(2) Source: Publicly available information

April 2026 Investor Presentation

19

eamTApril 2026 All Star Engineering Team. Deep Regulatory ound.Backgr om leading rFregulatory bodies like the NRC to pioneering opulsion systems at NASA, our all-star team brings frprontier engineering expertise, institutional excellence & path to partnerships that can redefine the nuclear ecosystem. In the months ahead, Hadron will expand its team across digital eactor systems, advanced manufacturing, and safety arre chitectur — bringing together world-class engineers, modelers, and builders to accelerate prototype development and carry our reactor from simulation to r. eality I Y N DR UST April 2026 Investor Presentation 20

Team

April 2026

We've Built The Team That Can Deliver The Future of Energy

(1) Contract Positions



Samuel Gibson
Founder & CEO
Serial Entrepreneur and 2 time ASME Global Engineering Leader

Hadron Energy



Ross Ridenoure
Chief Nuclear Officer
Three Time CNO at Parsons, Southern California Edison, & Omaha Public Power District

PARSONS



Ken Canavan
Chief Operating Officer
Previously held executive leadership positions at EPRI & Westinghouse (CTO)

Westinghouse



Andrew Ward, PhD
Chief Technology Officer
Previously Assistant Research Scientist at the University of Michigan

UNIVERSITY OF MICHIGAN



Rahul Shukla
Chief Financial Officer
Previously Chief Accounting Officer at Stem, Inc.

stem



Ryan Mott
Director of Licensing & Operations
Previously a Nuclear Engineer & Patent Attorney with experience at the NRC

U.S.NRC



Olivia Hand, P.E.
Head of Reactor Design
Previously Principal Engineering positions at TerraPower & NuScale

TerraPower



Timothy Bussey
VP of Business Development
Previously Data Center Facility Campus Manager at Meta

Meta



Andrea Veil
Head of Reactor Licensing (1)
Previously Director of the Office of Nuclear ReactorRegulation (NRR)

U.S.NRC



Benoit Forget, PhD
Advisor, Reactor Physics (1)
Head of Nuclear Science and Engineering at MIT

MIT Massachusetts Institute of Technology

April 2026 Investor Presentation

21

Demonstrated Traction

April 2026

NUCLEAR IS SLOW
BUT WE ARE FAST

We've assembled an all-star engineering team, launched digital twin development, and filed 4 patents, both utility and design, alongside securing 6 copyrights and trademarks. Our breakthrough patent-pending MMR core design anchors a strong IP foundation as we engage with the DOD, DOE, and NRC. Having alreadyengaged at the letter of intent stage with more than 6 potential customers, Hadron is scaling fast.

Market Overview

- Significant Government Support
- DOE Projects Power Growth of 15-20% by 2035(1)
- 100% of Approved Reactors in the U.S. are Light Water Designs
- Strong Push for Low Carbon Energy Solutions

Commercial Traction

- Multiple GWs Pipeline of Near-term Opportunities
- Interest From Potential Customers for Hundreds of Units
- Active Discussions with Leading Hyperscalers

Product

- 10-Year Refueling Cycle
- 50-Year Useful Life
- 10 MW of Electrical Power
- 35 MW of Thermal Power

Regulatory & Scientific Engagements

U.S.NRC
INL Idaho National Laboratory
IAEA
AMERICA'S NAVY
American Nuclear Society
Los Alamos NATIONAL LABORATORY
U.S. Department of Defense
U.S. DEPARTMENT OF ENERGY

April 2026 Investor Presentation

22

Competitive Advantage

April 2026

Illustrative Transaction Overview with 100% Trust Retention

Transaction Highlights

Valuation	• Implied pre-money equity value of $600M • Transaction implies ~$796M pro-forma enterprise value
Financing	• Assumes ~$213.5M at $10.67533 per share from Cash in Trust • Expected uses include OPEX & MMR Development
Deal Structure	• Hadron Energy shareholders would roll 100% of their equity and are expected to have a pro-forma equity ownership of 64.3%

Transaction Highlights

PF Shares Outstanding (Millions)	**93.3**
Share Price ($) [3]	$10.67533
PF Equity Value	**$996.0**
(-) PF Net Cash [1]	($199.9)
PF Enterprise Value	**$796.1**

Sources & Uses ($ Millions)

SOURCES	
Hadron Energy Rollover Equity [4]	$600.0
Cash in Trust [2]	$213.5
Total sources	**$813.5**

SOURCES	
Hadron Energy Rollover Equity [4]	$600.0
Cash in Trust Proceeds [1]	$199.9
Transaction Expenses	$13.6
Total sources	**$813.5**

Pro Forma Ownership

	Shares (Millions)	% Ownership
Hadron	60	64.3%
Spac Sponsor	13.3	14.3%
Public Shareholders	20	21.4%



Source: (1) GigCapital7 cash-in-trust plus Hadron cash less illustrative expenses.

(2) Assumes 0% of GigCapital7 shareholders exercise redemption rights to receive cash from trust account at closing.

(3) Based on redemption price as of April 1, 2026 as stated in the Registration Statement

(4) Hadron Energy Rollover Equity Value based on a $10.00 per share

April 2026 Investor Presentation

23

Entry Point April 2026


Primary
TARGET
Hadron Energy
?
$600
Core Comparables
MMR / SMR TECHNOLOGY
NUSCALE
BWXT
OKLO
NANO Nuclear Energy Inc.
TERRESTRIAL ENERGY
TERRA INNOVATUM
$2,276
$3,305
$2,337
$25,562
$957
$9,852
$148
$1,196
$857
$395
Median Market Cap: $2,662
Stage
Pre-Commercial
NRC Approved
Pre-Commercial
Pre-Commercial
Pre-Commercial
Pre-Commercial
Pre-Commercial
Reactor Type
LWR (Gen III+)
LWR (Gen III+)
HTGR (Gen IV)
LM-MFFR (Gen IV)
HTGR (Gen IV)
GCR (Gen IV)
IMSR (Gen IV)

ATTRACTIVE ENTRY POINT

Source: FactSet Data as of 4/13/2026
(1) Based on pre-money rollover equity per business combination agreement
(2) Does not include any private placement or public warrants

24

Building the future grid — clean, compact, unstoppable. 25 Thank you

Exhibit 99.3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A/A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☒	Definitive Additional Materials

☐	Soliciting Material under §240.14a-12

GigCapital7 Corp.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a6(i)(1) and 0-11

SUPPLEMENT TO PROXY STATEMENT

OF

GigCapital7, Corp.

Dated April 20, 2026

The following disclosures in this proxy supplement (the “Supplement”) supplement, and should be read in conjunction with, the disclosures contained in the joint definitive proxy statement/final prospectus (the “Proxy Statement”), filed on April 15, 2026, which in turn should be read in its entirety. To the extent the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. All other information in the Proxy Statement remains unchanged.

As provided in the Proxy Statement, GigCapital7 Corp., a Cayman Islands exempted company (“GigCapital7”) is soliciting stockholder approval of, among other things, its proposed business combination (the “Business Combination”) with Hadron Energy, Inc., a Delaware corporation (the “Company”) and the other matters as described in the Proxy Statement, which includes a prospectus relating to the offer of the securities to be issued to the stockholders of the Company in connection with the Business Combination. The purpose of the following supplemental disclosures is to provide additional information about the Second Amendment (as defined below) and the Amended and Restated Working Capital Note (as defined below). Terms used herein, unless otherwise defined, have the meanings set forth in the Proxy Statement.

DESCRIPTION OF

SECOND AMENDMENT TO BUSINESS COMBINATION AGREEMENT

AND

AMENDED AND RESTATED PROMISSORY NOTE

As previously disclosed in a Current Report on Form 8-K that GigCapital7 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 29, 2025, GigCapital7 entered into a Business Combination Agreement (as amended, the “Business Combination Agreement”), dated as of September 27, 2025, by and among GigCapital7, MMR Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of GigCapital7 (“Merger Sub”) and the Company, pursuant to which, among other things and subject to the terms and conditions therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of GigCapital7. The Business Combination Agreement was subsequently amended by the First Amendment to Business Combination Agreement, dated as of December 12, 2025, by and among GigCapital7, Merger Sub, and the Company (the “First Amendment”).

On April 16, 2026, GigCapital7, Merger Sub, and the Company entered into a Second Amendment to Business Combination Agreement (the “Second Amendment”), which amends the Business Combination Agreement to (a) adjust the valuation of the Company and (b) extend the Outside Date. The Second Amendment amends the definition of “Public Company (Pre-Capital Raise) Valuation” set forth in Article X of the Business Combination Agreement to mean $776,599,997, which has the effect of reducing the Aggregate Merger Consideration to be issued for the securities of the Company to 60,000,000 shares of Domesticated Purchaser Common Stock, which at a nominal value of $10.00 per share would have a valuation for the Company of $600 million. The Second Amendment also amends Section 8.01(c) of the Business Combination Agreement to replace the date “April 30, 2026” with the date “May 31, 2026.” As a result, all references to the “Outside Date” in the Business Combination Agreement now refer to May 31, 2026. Other than as modified by the Second Amendment, all terms, conditions, and provisions of the Business Combination Agreement, as previously amended, remain in full force and effect.

On April 16, 2026, GigCapital7 issued an amended and restated unsecured convertible promissory note (the “Amended and Restated Working Capital Note”) in the principal amount of $293,000.00 to GigAcquisitions7 Corp., a Cayman Islands exempted company (the “Sponsor”). The Amended and Restated Working Capital Note amends, restates, supersedes and replaces that certain unsecured convertible promissory note dated January 30, 2026, in the principal amount of $148,000 previously issued by GigCapital7 to the Sponsor (the “Prior Note”). GigCapital7 issued the Amended and Restated Working Capital Note in consideration for a loan from the Sponsor to fund GigCapital7’s working capital requirements. The Amended and Restated Working Capital Note is convertible at the Sponsor’s election upon the consummation of the initial business combination. Upon such election, the convertible note will convert, at a price of $10.00 per unit, into units identical to the private placement units issued in connection with GigCapital7’s initial public offering. The Amended and Restated Working Capital Note bears no interest and is repayable in full upon the consummation of a business combination by GigCapital7, except that the Amended and Restated Working Capital Note may be converted, at the sole election of the Sponsor, into units of GigCapital7 at the consummation of GigCapital7’s initial business combination.

There is no change to the date, location, the record date, redemption deadline or any of the other proposals to be acted upon at the Extraordinary General Meeting. Shareholders who have previously submitted their proxies or otherwise voted and who do not want to change their vote need not take any action. Shareholders as of the record date of April 15, 2026 can vote, even if they have subsequently sold their shares. Shareholders who wish to withdraw their previously submitted redemption requests may do so prior to the Extraordinary General Meeting by requesting that the transfer agent return such shares prior to the Extraordinary General Meeting.

IMPORTANT NOTICES

About GigCapital7

GigCapital7 is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase reorganization or similar business combination with one or more businesses or entities. While GigCapital7’s efforts to identify a target business may span many industries, the focus of GigCapital7’s search is for prospects within the technology, media, and telecommunications, artificial intelligence and machine learning, cybersecurity, medical technology and medical equipment, semiconductor and sustainable industries. GigCapital7 was sponsored by GigAcquisitions7, LLC, which was founded by GigFounders, LLC, each a member entity of GigCapital Global, and formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more businesses.

On September 27, 2025, GigCapital7 entered into the Business Combination Agreement with Merger Sub and the Company, pursuant to the terms of which, Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of GigCapital7, which will be renamed as Hadron Energy, Inc.

Additional Information and Where to Find It

In connection with the proposed Business Combination between GigCapital7 and the Company, GigCapital7 has filed the Proxy Statement, which includes a prospectus, with the SEC, and has commenced distribution of the Proxy Statement to GigCapital7’s shareholders in connection with GigCapital7’s solicitation of proxies for the shareholder vote in connection with the Business Combination and related transactions, and the other matters described in the Proxy Statement. GigCapital7 is mailing the Proxy Statement and other relevant documents to its shareholders as of April 15, 2026, the record date established for voting on the proposed Business Combination.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, GIGCAPITAL7’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/FINAL PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GIGCAPITAL7’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AGREEMENT, THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE DEFINITIVE PROXY STATEMENT/FINAL PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GIGCAPITAL7, THE COMPANY AND THE PROPOSED TRANSACTIONS. Shareholders and other interested parties may obtain a copy of these documents, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to GigCapital7 Corp., Attn: Corporate Secretary, 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

The Company, GigCapital7 and their respective directors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of proxies of GigCapital7’s shareholders in connection with the Business Combination and related transactions. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of GigCapital7’s directors and executive officers in its filings with the SEC, including GigCapital7’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 6, 2026. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GigCapital7’s shareholders in connection with the Business Combination is set forth in the Proxy Statement, along with information concerning the interests of the Company’s and GigCapital7’s participants in the solicitation. Such interests may in some cases be different from those of the Company’s or GigCapital7’s equity holders generally. Investors and security holders may obtain free copies of these documents as described above.

Forward-Looking Statements:

Certain statements included in this Current Report on Form 8-K and the exhibit hereto that are not historical facts are forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may,” “could,” “would,” “should,” “expect,” “possible,” “potential,” “goal,” “opportunity,” “project,” “believe,” “future”, “designed,” “forecast,” “target,” “will,” “anticipate,” “estimate,” “continue,” “intend,” “plan,” “predict,” “seem,” “seek,” “outlook,” and, in each case, similar words and expressions, or their negative variations, and terminology that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements generally relate to future events, including, without limitation, statements, estimates, forecasts or projections regarding the Company’s future manufacturing capacity and plant performance; market opportunity and market share; estimates and projections of adjacent energy sector opportunities; the Company’s projected commercialization costs and timeline; the Company’s ability to demonstrate scientific and engineering feasibility of its technologies; the Company’s ability to attract, retain and expand its future customer base; the Company’s ability to timely and effectively meet construction and development timelines and scale its production and manufacturing processes; the Company’s ability to develop products and services and bring them to market in a timely manner; the Company’s ability to compete successfully with energy products and solutions offered by other companies; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; the Company’s ability to maintain, protect, and enhance its intellectual property; future ventures or investments in companies or products, services, or technologies; the Company’s expectations regarding regulatory framework development; the potential for and timing of receipt of licenses and permits for current and future operations, including licenses to operate nuclear facilities from the U.S. Nuclear Regulatory Commission; the success of proposed projects for which the Company’s products would provide power, which is outside of the Company’s control; the safety profile of the Company’s technology; the execution and success of any definitive agreements related to partnerships and collaborations between the Company and third parties; the Company’s expectations with respect to future performance; GigCapital7’s and the Company’s respective industries, future events, the anticipated use of the investor presentation by the Company and GigCapital7, potential financing activities by the Company, including any contemplated private placement of SAFEs, potential non-deal roadshows, and possible PIPE financing discussions, the proposed transactions between GigCapital7 and the Company, the anticipated timing and benefits of the Business Combination, the entry into agreements related to the Business Combination, the consummation of the proposed Business Combination; the estimated or anticipated future results and benefits of the combined company following the proposed transactions, including the likelihood and ability of the parties to successfully consummate the proposed transactions, future opportunities for the combined company, GigCapital7’s or the Company’s future financial or operating performance, and other statements that are not historical facts. In addition, these forward-looking statements include, without limitation, statements regarding GigCapital7’s and the Company’s expectations with respect to future performance and anticipated financial impacts of the proposed private placements, the Business Combination and other transactions, the satisfaction of the closing conditions to the Business Combination and other transactions, and the timing of the completion of the Business Combination and other transactions. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of the Company and/or GigCapital7), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by GigCapital7 and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination or other definitive agreements in connection thereto; (2) the outcome of any legal proceedings that may be instituted against the Company, GigCapital7 or others following the announcement of the proposed Business Combination and any definitive agreements with respect thereto; (3) the inability to successfully or timely consummate the Business Combination and related transactions, including due to the failure to obtain consents and approvals of the shareholders of GigCapital7; (4) the failure to obtain financing to complete the transactions or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the transactions; (5) changes to the proposed structure of the transactions as a result of applicable laws, regulations or conditions; (6) the ability of GigCapital7 to meet applicable listing standards following the consummation of the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (8) projections, estimates and forecasts of revenue and other financial and performance metrics;

(9) projections about industry trends and market opportunity; expectations relating to the demand for the Company’s micro modular reactor (“MMR”) technology; (10) the Company’s ability to scale and grow its business; (11) the cash position of the Company following closing of the Business Combination; (12) the risk that the transactions disrupt current plans and operations of the Company as a result of the announcement and consummation of the transactions; (13) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Company to successfully commercialize its MMR, and the Company’s ability to source and maintain key relationships with management and key employees; (14) the ability of the combined company to grow and manage growth profitably, continue developing its properties, maintain relationships with customers and suppliers, and retain its management and key employees; (15) costs related to the transactions; (16) risks relating to significant legal, commercial, regulatory and technical uncertainty regarding the classification and management of nuclear energy resources, including evolving environmental standards, permitting requirements, and potential changes in applicable laws or regulations; changes in applicable laws and regulations; political and economic developments and market volatility; (17) the possibility that the Company and/or its related entities may be adversely affected by other economic, business, and/or competitive factors; (18) risks relating to the Company’s anticipated operations and business, including its focus on the development and commercialization of MMR technologies; (19) the risk that the Company does not ever enter into any definitive agreements in connection with commercialization of its technology; (20) the risk that the Company is pursuing an emerging market; (21) the amount of redemption requests made by the GigCapital7 public shareholders; (22) risks related to the future performance of the Company; (23) the potential need for financing for future operations; (24) financial, political and legal conditions; (25) increased competition in the energy industry; (26) limited supply of materials and supply chain disruptions; and (27) other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by GigCapital7 and/or the Company, including the Registration Statement on Form S-4 that the Company and GigCapital7 filed in connection with the Business Combination, and GigCapital7’s other filings with the SEC, as well as any further risks and uncertainties contained in the Proxy Statement. In addition, there may be additional risks that neither GigCapital7 or the Company presently know, or that GigCapital7 or the Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, neither GigCapital7 nor the Company undertakes any duty to update these forward-looking statements. The inclusion of any statement in this communication does not constitute an admission by GigCapital7, the Company, or any other person that the events or circumstances described in such statement are material.